April 25, 2005

Via Edgar

Ms. Kate Tillan

Office of the Chief Accountant, Division of Corporation Finance, Securities and Exchange Commission

Washington, DC 20549-0305 U.S.A.

Re:	Kyocera Corporation
Annual Report on Form 20-F for the year ended March 31, 2004
File No. 001-07952

Dear Ms. Tillan:

In response to the comments of the staff of the Securities and Exchange Commission in your letter dated April 13, 2005 with respect to our letter dated April 6, 2005, which set forth our responses to the staff’s previous comments on the annual report on Form 20-F of Kyocera Corporation (“Kyocera”) for the year ended March 31, 2004 in your letter dated February 3, 2005, we provide the following response.

With respect to the above-referenced comments of the staff and responses of Kyocera, Kyocera acknowledges that:

•	Kyocera is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Kyocera may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned, Shoichi Aoki, or our legal counsel, Sullivan & Cromwell LLP, if you have any questions.

Sincerely,

/s/ Shoichi Aoki
Shoichi Aoki
General manager of Financial and Accounting Department

Kyocera Corporation

Tel: +81-75-604-3500

Fax: +81-75-604-3557

CC:

Mr. Daniel Gordon

Mr. Tom Dyer

Office of Chief Accountant, Division of Corporation Finance, Securities and Exchanged Commission

Mr. Izumi Akai, Esq.

Sullivan & Cromwell LLP

Tel: +81-3-3213-6145

Fax: +81-3-3213-6470

Mr. Yukihiro Matsunaga

Partner, ChuoAoyama PricewaterhouseCoopers

Tel: +81-75-241-1945

Mr. Paul Bruner

Partner, PricewaterhouseCoopers

Tel: +61-2-8266-4664

Mr. Dennis Neider

Partner, PricewaterhouseCoopers L.L.P.

Tel: +1-973-236-4996

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